Offering Memorandum: Part II of Offering Document
(Exhibit A to Form C)

Pipeline2Space, Inc.
1455 NW Leary Way
Suite 400, PMB 2550
Seattle, WA 98107-5290

https://www.pipeline2space.com/

Up to $4,999,999.92 in Common Stock at $10,009.13 Minimum Target Amount

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to November 15, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

The Intermediary and its affiliates will receive a one time setup fee of $18,000, monthly subscription fees of $10,500/month, and commissions of 8.5% of the gross proceeds raised in the Offering.

Investors will be required to pay an Investor Processing Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

Company:

Company: Pipeline2Space, Inc.
Address: 1455 NW Leary Way, Suite 400, PMB 2550, Seattle, WA 98107-5290
State of Incorporation: Delaware
Date Incorporated in Delaware: 10/14/2021

Terms:

Equity

Offering Minimum: $10,009.13 | 5,250 shares of Common Stock
Maximum: $4,999,999.92 | 2,620,972 shares of Common Stock$^{\diamond}$
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.86
Minimum Investment Amount (per investor): $1,000.91 (525 shares, including a 2.5% investor transaction fee)

$\diamond$ Maximum Number of Shares Offered subject to adjustment for bonus shares.

Perks

Time-Based Perk*
Invest within the first 14 days and receive 5% bonus shares

Amount-Based Perks (stackable with time-based for previous investors)

Invest $5,000+ 5% bonus shares
Invest $10,000+ 7% bonus shares
Invest $25,000+ 10% bonus shares
Invest $50,000+ 12% bonus shares
Invest $100,000+ and receive a Site Tour (US unlimited, Non-US citizen tour some limitations) + 15% bonus shares
Invest $250,000+ and receive Zero G Flight & VR headset experience w/ CEO 15% bonus shares

Loyalty-Based Perk- Available to any CURRENT investor of HyperSciences, Inc. or Pipeline2Space, Inc.
(stackable with time-based perk and amount-based perks)**
Invest at any time and receive 5% bonus shares

* All perks occur after the offering is completed. The 1st 14 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 14th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)).

** A current investor is any investor as of the date of this Offering Statement.

The Company and its Business

Company Overview

Description of Business

Pipeline2Space, Inc. ("P2S") provides rapid, resilient and affordable space launch. We replace conventional big rocket boosters with a network of reusable hypersonic launch "fulfillment" platforms with pre-positioned satellites and cargo on-site, ready to initiate on-demand (daily/hourly) using low-cost hypersonic lofted transit vehicles and on-orbit depots.

P2S builds and contracts to be built, earth-based ram accelerators (tubular chemical mass drivers) and space flight vehicles (atmospheric transit fairings [capsules] and orbital upper stages) that carry payloads impulsively to space with airline-like flight rates and substantially lower cost than conventional rockets. P2S eliminates the high cost, low flight rate problem of traditional rocket launch by eliminating first stage rocket boost and replacing it with essentially a hypersonic runway underground, a steel tubular "pipeline", impulsively launching payloads into the atmosphere at hypersonic speeds, where they are carried to the edge of space (40km-100km) on momentum alone and then small upper stage rockets finish taking the payload (satellite and cargo) to final orbit. P2S launches payloads using a mature technology called ram accelerator, a tubular hypersonic launch system called a RAMAC which is essentially a ram jet engine in a tube. The boosting hyper velocity from the P2S ground launch system comes from simple chemical energy of in-tube jet engine operations where the cargo and satellites are encapsulated inside a slender hypersonic vehicle that rides a combustion wave inside the ram accelerator tube. P2S will sell launch slots for space travel, and upper stage boost for satellites similar to companies like Rocket Lab, FireFly, Space X, Blue Origin or Virgin Galactic. We endeavor to provide launch services at much lower cost price points and much higher number of flight rates than the competing rocket vehicle companies. For initial capital efficiency and technical development, we initially plan to use 500mm-1m diameter size hypersonic ATFs (Atmospheric Transit Fairing) capsule and1000m of pipeline launch tubes for launching 50-250 kg cargo payloads (satellites, and depot materials) to 200- 500km to low earth orbit and Sun Synchronous Orbit.P2S expects to develop larger systems to 1+ tonne orbital space launch in the future.

REASONS TO INVEST

    1.) Large Growing Market: Space market is growing massively to > $ 1 trillion in next 10-20 years (Source:

https://www.mckinsey.com/featured-insights/sustainable-inclusive-growth/chart-of-the-day/a-giant-leap-for-the-space-industry)

2.) Demand is high for a reliable supply chain to space: Launches with big rockets limits growth. (Source: https://www.dbresearch.com/PROD/RPS_EN-PROD/PROD0000000000525181/The_Big_Rocket_Shortage.PDF?undefined&realload=nmw2u/VySBsLh~fZahl0D/~1OBzjEqchg4~9ym94N0lwlPlMQagt8vxD6boNhpx2)

3.) Experienced Space Development Team with Game Changing HyperSonic Technology: We have built solutions that have previously transformed the launch industry. We are doing it again in an even bigger way with Pipeline2Space, Inc. (Source: Mark Russell worked on Crew Capsule for Blue Origin and Boeing Sea Launch and Greg Seymour worked as the New Shepard Chief Architect, and for Boeing Sea Launch and StratoLaunch.)

Space is the next big frontier. The market is predicted to grow to over $1 trillion within the next 20 years. The possibilities for growth in space are limitless. The industry is re-wiring the internet, 3d printing in-space and colonizing the moon and mars, and this just scratches the surface of what we can do. P2S eliminates entirely the big first stage booster and massively changes the entire paradigm for safe, low cost, on demand space launch from land or sea. The time is now to invest in new access to space.

Currently, putting a satellite into space costs up to $10,000's/kilogram and there is a wait list for months to years. With P2S's technology, we expect we will do it with our future system for a cost of about $500/kilogram, many times a day. P2S is unlocking the true potential of space development and exploration by providing a safer, more affordable, and on-demand launch system that delivers tomorrow's supply chain to space!

No more waiting months or years, and spending hundreds of millions of dollars for a single launch. We're here to make it happen! With founders and engineers from the original Blue Origin Team, Boeing Sea Launch, the StratoLaunch program, and other space development companies, we've got the experience to deliver daily to orbit.

Intellectual Property
P2S holds 2 pending patents (1 US pending patent and one PCT (International)). There are 7 patents issued to University of Washington (UW Ram accelerator lab) exclusively licensed to P2S for orbital use cases at or above 100km altitude.

Competitors and Industry

Industry

Orbital Space Launch Services. The global space launch services market was valued at USD 13.63 billion in 2022 and is expected to grow at a CAGR of 12.44% during the forecast period. (Source: https://www.mckinsey.com/featured-insights/sustainable-inclusive-growth/chart-of-the-day/a-giant-leap-for-the-space-industry)

Competitors
In 2022, 180 rockets flew to orbit, a record year, dominated by SpaceX. Our competitors are small to medium scale rocket launch services companies such as Rocket Lab (Electron) and medium boosters like Firefly Aerospace (1 tonne launcher) and SpaceX small satellite rideshare programs. There are newly developing companies that could be considered competition such as conventional rocket space launch companies like Phantom Space, Astra and non-conventional emerging launchers like SpinLaunch, focused on servicing the growing small satellite launch market. We believe their flight rates will still be too low at too high a cost to serve the growing needs of the market. We think the cost differential and game-changing flight rate by Pipeline2Space will create a clear advantage and price point. A number of new small sat launchers are coming up through their development phase targeting modest levels of a single launch per week and still don't have aircraft-like flight rate, with 4 launches an hour, multiplied by many launch sites. We don't see game-changing spaceflight competitors yet to SpaceX, etc. who use conventional rockets. We are working to set the price points and intersect the right markets at the right time to encourage massive launch growth. We are meeting with and negotiating LOIs with satellite customers now.

Current Stage and Roadmap

Current stage

The company is at a SEED Stage at Technology Readiness 5-6. Subscale Flight Test Field trials of low-speed suborbital flights at Spaceport America in New Mexico, with partner company, HyperSciences, Inc. We are at flight test field trials level with the system in the field flying horizontally and vertically (Mojave, CA) with the 100mm (4" diameter) subscale demonstration system.

Future roadmap

P2S applies a fast-paced incremental approach to design, with a build-test agile development. Flying early and often, we are scaling the system to full commercial operations through significant hardware development and flight testing. Starting with a simple 100mm development testing system with partner HyperSciences, Inc. who provides the 100mm launcher system for subscale demonstrations to repeated hypersonic flights with P2S focused on customer subsystem hardware and payload demonstrations. Building the approx. 500 mm diameter ATF full scale system will offer first suborbital and then commercial orbital flight offerings to the small satellite markets. The larger workhorse orbital system will come at the 1500mm (nearly 5-foot diameter scale) with regular flights of 200+ kg satellites to Low Earth Orbit.

The Team
1 employee

Officers and Directors

Name: Mark Russell

Mark's current primary role is with HyperSciences, Inc.

Positions and offices currently held with the issuer:

Position: President, CEO, and Director
Dates of Service: 2015- Present
Responsibilities: Mark provides the guiding vision for the business case, equity offering and marketing strategy, compliance and technical representation for the company. Mark receives a salary from the Company.

Other business experience in the past three years:

Employer: HyperSciences, Inc.

Title: President, CEO, and Director
Dates of Service: 10/15/2014 - Present
Responsibilities: Led the development of the world's first industrial hypersonics company. Created 2 products, Hyper Tunneling and Hyper Drilling system, revolutionizing access to clean minerals and clean energy. All aspects from technical direction to business development.

Employer: EnergeticX.net, L.L.C.
Title: Manager
Dates of Service: February 01, 2010 - Present

Responsibilities: Managing Member. No salary. Mark works one hour every other week for EnergeticX.net. Mark handles the day-to-day workload for this company. EnergeticX.net is P2S' largest shareholder.

Employer: Rocket Man, LLC
Title: Manager
Dates of Service: March 03, 2017 - Present

Responsibilities: Managing Member. Mark spends less than an hour per month of his time on Rocket Man and does not receive a salary. There is no relationship between Rocket Man and P2S. There are no day-to-day operations for this entity.

Employer: Cycle Fund, LLC
Title: Manager
Dates of Service: January 23, 2013 - Present

Responsibilities: Managing member/Owner. Mark spends less than an hour of his time on Cycle Fund per month and does not receive a salary. There is no relationship with P2S. There are no day-to-day operations for this entity.

Employer: Celestial Growth Corp.
Title: Director
Dates of Service: June 10, 2022 - Present
Responsibilities: Advisor to CEO and Board of Directors

Name: Michelle Carbon

Michelle's current primary role is with HyperSciences, Inc.

Positions and offices currently held with the issuer:

Title: CFO
Dates of Service: 10/14/2021 - Present
Responsibilities: Michelle is responsible for all finances and accounting and manages everything relating to cash flow, financial planning, and taxation for the company. She does not receive a salary from Pipeline2Space. She has been granted 20,000 stock options.

Other business experience in the past three years:

Employer: HyperSciences, Inc.- Primary Role

Title: CFO and General Counsel
Dates of Service: 8/24/2020 - Present
Responsibilities: Michelle manages everything relating to cash flow, financial planning, and taxation issues. As general counsel, she is the company's main attorney and manages all legal matters and issues.

Employer: Embassy Management, LLC
Title: VP of Business Operations and In-House Counsel
Dates of Service: March 01, 2013 - February 13, 2021
Responsibilities: Responsible for all cost reports, review all contracts and leases, and assist with legal issues. Manage the sourcing and securing of quality, affordable housing. Assisted with risk management, compliance, and insurance.

Employer: Carbon Law Office, PLLC
Title: Owner
Dates of Service: November 13, 2007 - Present
Responsibilities: Sole Member

Employer: RPS of Idaho Incorporated
Title: Director/Secretary

Dates of Service: October 12, 2021 - Present
Responsibilities: Vice President, Secretary, and advisor to CEO

Name: Allyn Greg Seymour

Greg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Board Member
Dates of Service: 6/9/2022 - present
Responsibilities: Guide strategic direction to the company (Pipeline2Space) to implement Ram Accelerator technology as a key feature of a viable commercial space launch system. He does not currently receive compensation but has been granted 340,000 stock options.

Other business experience in the past three years:

Employer: Stratolaunch, LLC

Title: VP Engineering
Dates of Service: 10/21/2019 - 3/1/2022
Responsibilities: Lead company-level engineering initiatives

Employer: AGS Endeavours, LLC

Title: President
Dates of Service: 3/1/2022 - present
Responsibilities: Provide engineering consulting services

Name: Timothy Mitrovich

Tim's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

Title: Board Member
Dates of Service: 6/9/2022 -
present
Responsibilities: Tim serves on the board of directors. He does not currently receive compensation but has been granted 20,000 stock options.

Other business experience in the past three years:

Employer and Primary Role: Ten Capital Wealth Advisors

Title: CEO
Dates of Service: 1/18/2012 - present
Responsibilities: Tim is the Founder and Chief Executive Officer of TEN Capital where his primary responsibility is designing the firm's vision and managing their investment strategies.

Name: Steven Kwast

Positions and offices currently held with the issuer:

Title: Board Member
Dates of Service: 4/7/2023 - present
Responsibilities: Steven serves on the board of directors. He does not currently receive compensation but has been granted 20,000 stock options.

Other business experience in the past three years:

      Employer: Genesis Systems Inc.
      Title: President
      Dates of Service: March 2020 – December 2022
      Responsibilities: As President, Steven was responsible for the overall direction and management of the company. He set strategy, oversaw operations, implementing policies and procedures and making sure the company met its financial obligations.

      Employer: Skycorp Inc.
      Title: CEO
      Dates of Service: January 3, 2023 – present
      Responsibilities: As CEO, Steven makes major corporate decisions, manages overall operations, and sets the company's strategic direction.

      Employer: Spacebilt Inc.
      Title: CEO, Co-Founder, Chairman
      Dates of Service: May 2023 – present
      Responsibilities: As CEO, Steven makes major corporate decisions, manages overall operations, and sets the company's strategic direction.

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The risks that relate to the Company, include, but are not limited to, the following:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as these risk factors, in addition to the other information listed in the Company's Form C. **These risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company**.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Going Concern Opinion
The report of our independent auditors contains an explanatory paragraph as to our ability to continue as a going concern, and is typical of companies at this stage of development, which could prevent us from obtaining new financing on reasonable terms or at all.

The transferability of the Securities you are buying is limited.
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Shares cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Absence of public market.
There is no formal public market for the Shares and no such market can be expected to develop following completion of the Offering. The Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable securities laws and the terms of the investment documents pursuant to which the Shares are being offered. Sales by Affiliates of the issuer, as that term is defined under the regulations of the Securities and Exchange Commission, are subject to additional restrictions. Purchasers of the Shares must be prepared to bear the economic risk of an investment for an indefinite period of time since the Shares cannot be sold unless they are subsequently registered or an exemption from registration is available. The Company has no intention of registering the Shares in the short term.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our research and development activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our research and development activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in debt or equity financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Equity securities could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of future equity securities could be more advantageous to those investors than to you. In addition, if we need to issue more equity securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
We cannot specify with certainty the particular uses of the net proceeds from the Offering. Our management has

broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business or delay the development or commercialization of our product candidates. Pending their use, we may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or their immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage. Delays or cost overruns in meeting our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. We may never advance beyond the research and development stage.

Minority Holder; Securities with Voting Rights

You shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of you, (i) vote all Shares, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by you pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as you are an individual, will survive your death, incompetency and disability, so long as you are an entity, will survive your merger or reorganization or any other entity holding the Shares. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

You are trusting that management will make the best decision for the Company.

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it cannot get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

The Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for the Offering, we may request that DealMaker instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We compete with larger, established companies who currently have competitive products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have limited financial and operating history

The Company has a short history and no revenue at this time. If you are investing in the Company, it's because you think that orbital space launches are a good idea, that the team will be able to successfully develop, build and sell the product or service, that we can price them right and sell them to enough third parties so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The Company relies on intellectual property rights it has licensed and additional intellectual property it has developed. The Company may be unable to protect its proprietary technologies or defend its intellectual property rights and may be subject to claims that its products, or the way in which it conducts its business, infringes the intellectual property rights of third parties.

We believe that our success will depend in large part upon proprietary technologies and intellectual property protections. We intend to rely on a combination of patents, trademarks, trade secret laws and contractual obligations with employees and third parties to obtain and protect our proprietary technologies and intellectual property. Not all of our intellectual property may be registered with the appropriate governmental body. The steps we have taken to protect our intellectual property rights may not be adequate to deter misappropriation of our proprietary information. We also may not be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by us to protect our proprietary rights, others may develop technologies similar or superior to our technologies and/or design around the proprietary rights we own. It is possible that our license agreements could be terminated, which could limit or prevent the Company's practice and/or commercialization of some or all of our intellectual property. It is possible that our activities, products and services could infringe certain third-party intellectual property rights that we are currently unaware of, which could expose the Company to potential civil liability. If we are unable to successfully enforce our intellectual property rights, or if claims are successfully brought against us for infringing the intellectual property rights of others, such events could cause us to pay substantial damages, spend significant sums in litigation, cause us to lose a key competitive advantage, force us to conduct additional research to develop non-infringing technology, or cause us to pursue a different business strategy.

Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital.

The Company may be forced to allow certain deadlines relating to its patent, and/or trademark, portfolio to pass without taking any action because it lacks sufficient funds to pay for the required actions.

The cost of enforcing our intellectual property rights may prevent us from enforcing them. Intellectual property litigation is extremely expensive. Even if we believe that a competitor is infringing on one or more of our intellectual property assets, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Mark Russell may have other time demands relating to HyperSciences, Inc. and other companies

Mark Russell, CEO of the Company, currently acts as CEO of HyperSciences, Inc. as well. It is possible Mark Russell's availability to the Company's activities and needs could be limited at times because of his commitments to HyperSciences, Inc. and/or other companies.

Certain uses of the Company's product offerings may be subject to regulation by the Environmental Protection Agency and other federal and state governmental authorities.

Just as with existing tunneling, mining, energy drilling and flight industries, regulations or other restrictions may be adopted that adversely affect our business and market share. Federal, state and local authorities may regulate the use of our product offerings, including, but not limited to, any effects on the following matters: surface subsidence from underground mining; employee health and safety; permits and other licensing requirements; remediation of contaminated soil, surface water and groundwater; air emissions; water quality standards; the discharge of materials into the environment, including waste water; storage, treatment and disposal of petroleum products and substances which are regarded as hazardous under applicable laws or which, if spilled, could reach waterways or wetlands; protection of human health, plant life and wildlife, including endangered and threatened species; reclamation and restoration of mining properties after mining is completed; wetlands protection; and the effects, if any, that use of our products has on groundwater quality and availability. Some contemplated implementations of our technology may be subject to regulation by the United States Department of Commerce and Department of State. If future implementations of our technology require an export license or additional government approval for export, we intend to pursue such licenses and approvals from applicable government authorities.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is reliant on the successful development of its proprietary technology and products.
The Company is in the process of developing its own proprietary technology and products. The success of developing new technology and products depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, the Company's ability to manage the risks associated with new product production ramp-up issues, and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. The development of methods for the use of the Company's technologies is highly innovative and may involve very complex processes. This level of innovation involves potentially significant expense and carries inherent risk, including difficulties in designing next-generation technologies and processes, potential development and production delays, safety concerns, and increased expenses. The expense, risk and other difficulties associated with the development of the Company's technologies may result in the intellectual property of the Company being transferred to a holding company at some point in the future. In such an event, the Company would no longer control the intellectual property required for the Company to operate and would be reliant upon a license agreement with the holding company, which may never be executed or may be terminated if it is executed. Our inability to effectively and timely develop, and/or access, the proprietary technologies and products necessary to run the business and to develop the necessary quality controls and production capacity for our technology and products would have a material adverse effect on our business.

Some technologies are relatively new and unproven.
Some of the Company's technologies and planned products are relatively new and unproven such that the use of these technologies may not produce the expected or intended results, and unforeseen results could occur.

The nature and scope of our products and services will be evolving in response to customer input and marketplace demand. The Company's business model is therefore subject to change.
Our future success will depend on our ability to (i) develop and deploy our products and services; (ii) attract customers to use our products and services; (iii) enhance our products and services; (iv) develop and license new products and systems that address the increasingly sophisticated and varied needs of target markets; and (v) respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. Failure to develop products and services that serve our target markets or failure to adjust to changes within our marketplace could have a material adverse effect on our business, results of operations and financial condition.

Existing agreements impose restrictions and requirements that may limit the Company's ability to exploit and commercialize its intellectual property.
The Exclusive Patent License Agreement between the Company and University of Washington dated May 29, 2015, (the "UW License Agreement") only grants rights to Pipeline2Space, Inc. in relation to activities and products over 100km MSL (the "Von Karmen Line" at 100km is utilized as one international definition of outer space). University of Washington ("UW"), pursuant to the UW License Agreement, may (1) terminate the license grant upon the occurrence of a breach by the Company; (2) pursue patents covering the "baffle-tube ram accelerator

technology" included in the UW License Agreement that would be owned by UW and outside the license grant to the Company in any country in which the Company chooses not to actively pursue patent protection for such inventions; and (3) require mandatory sublicensing in fields of use that the Company is not actively pursuing if UW is solicited by a third party who wishes to license the "Licensed Patents". The Company also must comply with performance milestones relating to commercialization of the "Licensed Patents", is required to submit periodic commercialization reports, and must pay certain annual, milestone and royalty fees to UW. UW also obtained 25,000 shares of common stock in Company and 1,850 additional shares of common stock pursuant to certain anti-dilution rights in the UW License Agreement.

Risks generally associated with our technology may adversely affect our business and results of operations.
Our products and services could experience future system failures and degradations. We may not be able to prevent an extended system failure due to a variety of events, including, but not limited to, human error; subsystem, component, or software failure; a power or telecommunications failure; an earthquake, fire, or other natural disaster or other act of God; hacker attacks or other intentional acts of vandalism; or acts of war. Any technology or communications system failure that interrupts our operations could seriously harm our business and have a material adverse effect on our business, results of operations, and financial condition.

We have not commissioned a formal market study to assess the demand for our products and services.
We have not requisitioned a formal marketing study by an independent marketing organization to evaluate the demand for our anticipated products and services. Our assessment of the demand for our anticipated products and services is based on the experience of our executives, discussions with potential customers and our general knowledge of the marketplace. Our assessment may not be accurate and there may not be sufficient demand for our anticipated products and services.

Voting control is in the hands of a few large stockholders.
Voting control is concentrated in the hands of a small number of stockholders. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.
We may need to raise additional capital through private equity or debt in the near future. If we were to raise additional funds through the issuance of equity or convertible debt securities, the fully diluted percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of our then-existing stockholders. For example, in order to raise equity financing, we may decide to sell additional shares of stock in the Company at a discount to the current price of the Shares. We might not be able to raise additional capital on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our operations, pursue growth opportunities or respond to competitive pressures. Such inability could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to proceed with all opportunities available to us and some opportunities might be available only on terms unfavorable to us or our investors.
We may be presented with opportunities to pursue joint development projects, joint ventures, sponsored development agreements, government contracts, and other options for supporting continued development and commercialization of our technologies. We have entered, and may continue to enter, into non-binding memoranda of understanding and letters of intent to pursue certain opportunities. However, there is no guarantee that we will be able to enter into definitive agreements or that the opportunities will otherwise materialize in a way that would benefit the Company.

There is no certainty that you will receive a return of or on your investment.
The Company may be unsuccessful at developing its products and services and generating revenue with its current business model. If the Company is not successful at implementing its business model, you will not realize a return of or on your investment. As a result of the uncertainty and risks associated with the Company's operations, you may lose your entire investment in the Shares.

We will need to develop or acquire additional manufacturing and distribution capabilities in order to commercialize any product, and we may encounter unexpected costs and other difficulties in doing so.
If we independently develop and commercialize one or more of our products, we will need to invest in acquiring or building additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. This development process may be expensive and time-consuming, and could be highly dilutive to existing stockholders, even if adequate financing could be obtained. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must: recruit, hire, train, manage, and motivate a growing employee base; accurately forecast demand for our products; assemble and manage the supply chain to ensure our ability to meet demand; and expand existing operational, manufacturing, financial, and management information systems. Should we not complete the development of adequate capabilities, including manufacturing capacity, our ability to manufacture a commercial supply of our products could be delayed, which would further delay our ability to generate revenues. We may choose to outsource all or a portion of our manufacturing requirements to one or more third-party contract manufacturing companies. Under an agreement with such a manufacturing company, we would have less control over the timing and quality of manufacturing than if we were to perform such manufacturing ourselves. There is also no guarantee that any such manufacturing company will continue ongoing operations, which could cause delays in product supply, reduced revenues and other liabilities for the Company. Any such events would increase our costs and could delay or prevent our ability to commercialize our products, which could adversely impact our business, financial condition, and results of operations.

The Company is spending significant time and resources with no contractual commitment from our potential customers.
We are incurring ongoing costs and expenses in relation to the ongoing development and testing of our technologies and products, and as of December 31, 2022, the Company has obtained no binding commitments to purchase its products or enter into a royalty-bearing license with respect to its technologies.

The Company has not obtained a recent independent valuation.
We have not obtained a recent independent valuation of the Company and did not use the results of an independent valuation in determining the price of this Offering. Therefore, it is possible the price per share of Common Stock is above, equal to, or below fair market value. The Company's Board has previously granted stock and stock options pursuant to its 2015 Equity Incentive Plan, with the most recent grant of stock options occurring on April 7, 2023, at a Board-determined fair market value price of $0.20 per share for the Company's common stock.

Our valuation and our offering price have been established internally and are difficult to assess.
The Company has set the price of its Common Stock at $1.86 per share, plus a 2.5% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company.

The Company's technology and business plans may involve safety risks.
Firing projectiles at high velocities for orbital space launches as with similar explosive activities and technologies, may involve a significant potential risk to the safety of humans and property. In the event of a system malfunction,

or even in the course of the normal use of a ram accelerator, catastrophic events are possible. Therefore, risk of significant liability for the Company is possible. The Company will likely continue to purchase liability insurance, which is and could be continually costly to the Company or may not be available. Insufficient insurance coverage or major catastrophic events could expose the Company to enough liability to have a material adverse effect on the Company's business operations or could possibly render the Company insolvent.

Forum selection clauses in the Offering agreements may lead to inconvenience or cost to you.
The Offering agreements have forum selection provisions. These provisions require all disputes arising out of or based upon the Offering agreements to be resolved in a federal court located in Spokane County, Washington, regardless of convenience or cost to you.

Fee shifting clauses in the Offering agreements may lead to cost to you or the Company.
For all claims concerning or arising out of the Offering agreements, the prevailing party will be entitled to recover all of such party's costs and attorneys' fees incurred in each such action, suit, or other proceeding, including any and all appeals or petitions therefrom. This means that if you bring a claim unsuccessfully, you could be liable for the costs and attorneys' fees incurred by the party against whom your claim is asserted. If other investors bring a claim and are successful, the Company will be liable for the costs and attorneys' fees incurred by the party who asserted the claim and payment of those costs could have a material adverse effect on the Company.

The Company may provide additional or different information to investors in one or more subsequent offerings.
The Company plans to conduct offerings subsequent to the Offering to meet its capital needs. In connection with future offerings, the Company will provide updated disclosures regarding its operations and financial status. These disclosures will be informed by a longer track record in which the Company may have additional information regarding the competitiveness and marketability of its products within their relevant industries. Accordingly, information provided to future investors may provide those investors with a better opportunity to evaluate the advisability of investing in the Company

Outstanding Convertible Securities.
The Company currently has issued and outstanding Simple Agreements for Future Equity ("SAFEs"). In connection with the offering, the SAFEs will convert into shares of Common Stock (the "SAFE Shares"). The holders of the SAFE Shares will not be required to appoint the CEO as their true and lawful proxy, and will be able to vote the SAFE Shares at their discretion. Depending on the amount raised in the Offering, the holders of the SAFE Shares may have a much larger stake in the Company, and thus have much greater voting control.

Macroeconomic Trends Affecting Startups.
Increase in interest rates and the recent collapse of Silicon Valley Bank has negatively affected the startup funding ecosystem by decreasing the amount of capital available for debt funding of startups by established institutions as well as capital available for late-stage startups from venture capital firms. This could have a negative effect on the Company's ability to attract outside funding needed for operations and continued research and development activities

There are other unidentified risks.
The risks set forth above are not a complete list of the potential risks facing us. We realize that there may exist significant risks yet to be recognized or encountered to which we may not be able to effectively respond. There can be no assurance that we will be successful in addressing these risks or future potential risks, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of
20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Energeticx.net LLC (EGX) - B.O. Mark/Victoria Russell	8,901,900	Common Stock	45.99%

The Company's Securities

The Company has authorized Common Stock and Series Seed Preferred Stock. As part of the Regulation
Crowdfunding raise, the Company will be offering up to 2,620,972 of Common Stock.

Common Stock
The amount of security authorized is 30,000,000 with a total of 14,060,550 outstanding.

Voting Rights
1 vote per share

Material Rights
The Common Stock outlined has the following rights and preferences:

The total amount outstanding includes 1,263,000 shares to be issued pursuant to stock options issued as well as
5,550 common shares reserved for UW as part of an anti-dilution provision.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by
the rights, powers and privileges of the holders of the Preferred Stock.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or
her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full
power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,
(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO
determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all
actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The
proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy
and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the
death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the
merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will
terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective
registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the
effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common
Stock.

Series Seed Preferred Stock
The amount of security authorized is 3,474,903 with a total of 1,720,095 outstanding.

Voting Rights
Each holder of Series Seed Preferred shares may cast the number of votes equal to the number of whole shares of
Common Stock in which the Preferred shares would convert as of the record date for determining stockholders
entitled to vote on any such matter.

Holders of Series Seed Preferred Stock receive dividends (pro rata based on percentage holdings) on a pari passu basis with holders of Common Stock. Holders of Series Seed Preferred Stock are entitled to a non-participating liquidation preference over Common stockholders at the Series Seed Original Issue Price of $2.59 per share, providing for a total liquidation preference of $1,485,014 as of December 31, 2022. Certain corporate actions, including, without limitation, liquidation and changing the rights of the Series Seed Preferred Stock, cannot be taken without the approval of a majority of the Series Seed Preferred Stock, voting as a separate class. The holders of Series Seed Preferred Stock (as well as the holders of Common Stock) are subject to certain contractual rights and obligations with respect to, without limitation: (i) voting on the election of directors and (ii) alienability of shares in the event of a public offering. Series Seed Preferred Stock has voting rights on an as converted basis. Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio. The conversion ratio is determined by dividing the applicable original issue price by the conversion price (initially on a 1:1 basis). Certain adjustments to the conversion ratio may occur in the event of a stock split, stock dividend, merger or consolidation, or other distribution of property to holders of Common Stock. Series Seed Preferred Stock is subject to mandatory conversion to Common Stock upon an initial public offering or upon a vote of the shareholders.

Material Rights
The Series Seed Preferred Stock outlined in the provided text has the following rights and preferences:

Holders of Series Seed Preferred Stock receive dividends (pro rata based on percentage holdings) on a pari passu basis with holders of Common Stock. Holders of Series Seed Preferred Stock are entitled to a non-participating liquidation preference over Common stockholders at the Series Seed Original Issue Price of $2.59 per share. Certain corporate actions, including, without limitation, liquidation and changing the rights of the Series Seed Preferred Stock, cannot be taken without the approval of a majority of the Series Seed Preferred Stock, voting as a separate class. The holders of Series Seed Preferred Stock (as well as the holders of Common Stock) are subject to certain contractual rights and obligations with respect to, without limitation: (i) voting on the election of directors and (ii) alienability of shares in the event of a public offering.

Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio. The conversion ratio is determined by dividing the applicable Original Issue Price by the Conversion Price (initially on a 1:1 basis). Certain adjustments to the conversion ratio may occur in the event of a stock split, stock dividend, merger or consolidation, or other distribution of property to holders of Common Stock.

What it means to be a minority holder
As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities
For a year, the securities can only be resold:

In an IPO;
To the company;
To an accredited investor; and
To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

Equity Details
- Type of Equity Sold: Series Seed Preferred
- Final Dollar Amount Sold: $1,035,000
- Number of Shares Sold: 399,614
- Use of Proceeds: Research and development and general operations
- Date of Offering: 7/26/2022
- Offering Exemption: 506(c)

Equity Details
- Type of Equity Sold: SAFE
- Final Dollar Amount Sold: $450,000
- Number of Shares Sold: 173,751
- Use of Proceeds: Research and development and general operations
- Date of Offering: 10/25/21
- Offering Exemption: 506(c)

SAFE or Convertible Note Details
- Final Dollar Amount Sold as of 11/2/23: $385,000
- Use of Proceeds: General operations and expenses related to Reg CF
- Date of Offering: 6/16/23
- Aggregate Dollar Amount Outstanding: $210,000
- Maturity Date: N/A
- Interest Rate: 0%
- Security that this will convert into: Determined by next qualified financing
- Conversion Trigger: Qualified financing
- Discount Rate: 34% for investments of $150k or more and 25% for anything less than $150k
- Valuation Cap: None

Financial Condition and Results of Operations

Financial Condition
You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue
Revenue for fiscal year 2021 was $0 compared to $0 in fiscal year 2022. The company is in a pre-revenue stage.

Cost of sales- No Sales
There were no sales.

Gross margins
The Company had net losses of $1,197,751 and $212,045 during the years ended December 31, 2022, and December 31, 2021, respectively. This increase in losses was due to an increase in operating expenses including research and development, general and administrative costs, and marketing and advertising.

Expenses
Expenses for fiscal year 2021 were $212,045 compared to $1,197,751 in fiscal year 2022. The increase is due to research and development related to the technology.

Historical results and cash flows:
The Company is currently in the initial production stage. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through equity financings. Our goal is to generate $0 in revenue in 2023 and $1 million in revenue by 2026.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
As of November 2, 2023, the Company has capital resources available in the form of cash of $102,851.

How do the funds of this campaign factor into your financial resources?

The funds raised in this campaign will be used for Research & Development.

  We believe the funds of this campaign are critical to our company operations.
  * If critical: These funds are required to support Ram Accelerator testing at University of Washington Ram Accelerator Research Lab. We have a $500,000 / year approx annual R&D contract with University of Washington at the 38mm diameter scale. The UW Ram lab provides critical scaled ram accelerator operational information that informs our full-scale (>450mm diameter) space vehicle design and payload interface designs.
  * Additionally, to progress the scale-up of the technology to flight test capable operations (100mm diameter and above), the Company needs additional funding for a technical development contract and in-house labor of its engineering staff, manufacturing and test operations with suppliers such as HyperSciences, Inc. and others.
  * Marketing, Sales, Financing, Legal and Investor Relations are critical expenditures in order to raise larger amounts of money for the full orbital system development. Investors/Financiers will want to see market traction with LOIs (Letters of Intent) and sales in order to fund. Sales and marketing will be needed to secure those flight contracts needed to raise money. Additionally, we need professional finance and IR (investor relations), legal, accounting and finance marketing budgets to secure the investment capital (investment banking-related spend).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are important to the viability of the Company. Of the total funds that our Company has, we estimate 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal, P2S will continue to pursue alternate and more traditional access to funding beyond crowdfunding, such as VCs, private equity, and large angels for this early-stage development capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
Historically, the company has operated for over 7 years without crowdfunding. While we think the crowdfunding is important to our strategy, it is not required to operate the company, and the company will continue to operate for months to years through alternatives to crowdfunding.   The company is currently operating without crowdfunding and will continue to operate on loans from the majority shareholders and Reg D financings with accredited investors as it has done for the past several years. If the Company fails to raise the minimum offering amount, we anticipate the Company will be able to operate for less than 1 month on the funds received. This is based on a current monthly burn rate for expenses, including legal fees, University of Washington, salary payments, and general operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?
If the Company raises the maximum offering amount, we anticipate the Company will be able to operate in excess of 18 months. This is based on a planned increased monthly burn rate of approximately $200,000 a month average for expenses after the successful crowdfunding raise.

Are there any additional future sources of capital available to your company?
Currently, the Company has completed a Reg D and SAFE offering and has contemplated additional future sources of capital such as an accredited investor Reg D offering with SAFEs, Reg A, venture and private equity as well as possible RTO (Reverse Take Over). M&A transactions, SPACs (Special Purpose Acquisition Financings) and other private and public financing opportunities in the US and worldwide are also possibilities.

Indebtedness

Creditor: EnergeticX.net, L.L.C.

Owed: $87,932
Interest Rate: 0%
 These are advances from the majority shareholder to Company. These advances are non-interest bearing and payable on demand. The Board may at its sole discretion negotiate a settlement of the advances that may include a combination of an issuance of shares and cash.

Related Party Transactions

The Company has related party transactions as outlined in the audited financial statements. Please see the information above in indebtedness.

During 2022, the Company entered into a services agreement with its affiliate, HyperSciences, Inc. ("HSI"), a Company whereby EGX is the largest shareholder, whereby HSI would provide certain collaborative research and development services to Company in exchange for a flat monthly fee of $100,000 with no expectations of the funds being repaid as Company is not a customer of the HSI and the research and development activities are for the mutual benefit of both companies. Company paid a total of $600,000 to HSI during 2022 and recognized the payments as research and development expenses in the statement of operations for the year ended December 31, 2022. The Company also advanced a total of $20,000 to HSI in 2022 that is recorded as due from a related party at December 31, 2022. The outstanding related party receivable was included as a contra-equity on the balance sheet as the amount is still outstanding as of the issuance date of financial statements.

Valuation

Pre-Money Valuation: $30,068,483

 Valuation Details: Your price per share will equal the valuation you choose divided by your shares issued on a fully diluted basis. Price per share is $1.86.

Valuation Reasonable Basis

We believe the Pre-Money value of Pipeline2Space, Inc. is $30,068,483. Our valuation was calculated by incorporating the below factors.

Assets

Our competitive advantage lies in the experience of our management team, which has extensive experience in spaceflight development. Mark Russell, CEO, holds a Masters from Stanford University in Aeronautics and Astronautics and is the former lead engineer for Blue Origin's first VTOL vehicle (Charon) and led development of the New Shepard Suborbital Crew Capsule, as well as founder and CEO of HyperSciences, Inc. Greg Seymour, P2S co-founder, was the former Sea Launch mission manager, Chief Architect of Blue Origin' New Shepard suborbital rocket as well as VP of Engineering at hypersonic test company, Stratolaunch, a Paul Allen company. The co-founders have had extensive experience in the development of budgets for full vehicle programs on the order of 10's of millions of dollars of annual spend. The management team has experience estimating the budget of complex aerospace system development.

P2S has used a Discounted Cash Flow Analysis to estimate the value of the P2S enterprise. With development of the orbital P2S system, management estimates 12 orbital flights in 2025, 36 flights in 2026 and over 100 flights in 2027, averaging $1M in revenue per flight, with 50% margin. Although P2S' management believes we can achieve first orbital flights with a demonstration system with approximately $70M in funding, P2S assumes an estimated $120M total required in capital expenditures to get the P2S system commercially viable and to reach the desired level of flight rate. Assuming a 10% discount rate over those 5 years, it is estimated that the development of the P2S orbital Net Present Value (NPV) at the time of this Reg CF campaign, is approximately $29.4M.

Additionally, P2S has two pending patents, and an exclusive patent license agreement with the University of Washington. We believe, assuming each patent and exclusive patent license at approximately $500,000, these assets are worth a combined $4.5M (9 x $500,000). The value of each patent and patent pending is an estimate of management based on similar patents with prosecution costs of $100,000 - $250,000 per patent and applying a 2x multiplier arriving at $500,000 per patent and exclusive licenses at this stage of the company.

Comparable Companies

In a 2022 comparable funding round, Outpost Aerospace and Defense, a developer of space satellites designed for earth return of satellites and orbital payload missions, raised $7.13M at a $36.13M valuation. We believe Outpost is at a Seed stage compared to P2S.

Sources:
- https://www.crunchbase.com/organization/outpost-8590

Use of Proceeds

If we raise the Target Offering Amount of $10,009.13 we plan to use these proceeds as follows:

- DealMaker Platform Fees
  8.5%

- DealMaker Reach and Advertising Fees
  91.5%

If we raise the over allotment amount of $4,999,999.92, we plan to use these proceeds as follows:

DealMaker Platform Fees: 8.5%

- Engineering and Management Team: We will use 18% of the funds raised for hiring or contracting with new engineers and compensating the existing management team as well as adding to the team.
- UW - RAM Lab Research and Development: We will use 14% of the funds raised to further develop the RAM accelerator technology that is licensed from the University of Washington.
- Insurance: We will use 1% of the funds raised for D&O and general liability insurance.
- Admin, Office, Accounting Expenses: We will use 3% of the funds raised for payments to accounting and tax services and the lease of an office space.
- Sales and business development: We will use around 4.5% to create a team to focus on sales and business development.
- Reg A/Other Financing, Investor Relations & Travel Sales and Business Development: We will use 12% of the funds raised to plan for the next larger round of fundraising to go orbital.
- HyperLaunch - RAM Launcher and Flight Payload Operations: We will use 26% of the funds raised to perform experimental flight testing of sub-scale articles (100mm+) with HyperSciences, Inc. and other contractors and launch facilities.
- Intellectual Property: We will use 3% of the funds raised to pursue existing patent applications and file additional intellectual property and license arrangements with various companies and institutions.
- DealMaker Fees: We will use 8.5% of the funds raised for DealMaker fees.
- CrowdFunding Marketing: We will use 10% of the funds raised to market this crowdfunding raise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification
No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found by clicking on 'Financials' on the Company's website at www.pipeline2space.com.

Investing Process

Investment Confirmation Process:
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur ("Closing Dates"), prior to the Offering Deadline. Investors may cancel an investment commitment until up to 48 hours prior to the earlier of a Closing Date or the Offering Deadline, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to a Closing Date, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the Closing Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the Closing Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the Closing Date.

Investment Cancellations:
Investors will have up to 48 hours prior to the earlier of a Closing Date or Offering Deadline to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications:
Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing.

Material Changes:
Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings:
The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. When instituting the rolling closes, new Closing Dates will be announced and those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new Offering Deadline, which must be at least five days from the date of the notice.

Investor Limitations
Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by investors prior to purchasing securities.

Exhibit B	Audited Financial Statements
Exhibit C	Subscription Agreement
Exhibit D	Amended and Restated Certificate of Incorporation
Exhibit E	Video Transcripts
Exhibit F	Screenshots of Landing Page